HSBC Green Energy Access Notes HSBC Low Carbon Energy Production Index
Filed Pursuant to Rule 433
Registration No. 333-133007
January 28, 2008

FREE WRITING PROSPECTUS
(To the Prospectus dated April 5,
2006, Prospectus Supplement dated
October 12, 2007, and Prospectus
Addendum dated December 12, 2007)

INDICATIVE TERMS
Issuer	HSBC USA Inc.
Reference Asset	The HSBC Investable Low Carbon Energy Production Total Return Index (Bloomberg ticker: HSCCILT <Index>)
Upfront Fee	1.50% of the principal amount
Investment Amount	98.50% of the principal amount
Payment at Maturity or upon an Early Exchange
For each $1,000 note you will receive a cash payment at maturity or upon an early exchange on an exchange date equal to (i) the product of (a) $985.00 multiplied by (b) the index return, minus (ii) the annual fee, provided that in no event will the cash payment be less than zero.

Index Return	Index Ending Level Index Starting Level
Index Starting Level	The closing level of the reference asset on the trade date.
Index Ending Level	The closing level of the reference asset on the applicable scheduled trading day.
Annual Fee	Accrues on a daily basis (1.50%/365) x the investment amount x the index return
Early Exchange Right	You may exchange your notes on any exchange date for a cash payment, as described above in “Payment at Maturity or upon an Early Exchange”, determined on the applicable valuation date.
Trade Date	February 26, 2008
Original Issue Date	February 29, 2008
Final Valuation Date	February 23, 2011
Maturity Date	February 28, 2011
Exchange Dates	February 27, 2009 and February 26, 2010
Valuation Dates	The third business day prior to each exchange date.

The HSBC Low Carbon Energy Production Index

With expectations of growing demands for global energy consumption, fossil fuel based energy supplies are not expected to meet all of our needs without obvious consequences for the global environment.

The exploitation of technologies based on renewable energies offers opportunities for investment and includes companies that are involved in the implementation and adoption of environmentally benign technologies.

The Index is currently made up of 27 companies and provides liquid exposure to themes associated with Solar, Nuclear, Integrated Power, Wind and Biofuels. The Low Carbon Index can track up to 50 companies.

Index Performance

The HSBC Investable Low Carbon Energy Production Total Return Index established a base value of 100 as of December 31, 2003 and was officially launched on September 24, 2007.

Source: HSBC, based on Data as of January 14, 2008

Sector Breakdown

Source: HSBC, based on Data as of December 24, 2007

REFERENCE ASSET DESCRIPTION

The HSBC Investable Low Carbon Energy Climate Change Total Return Index (“HSCCILT”) is a market capitalization weighted index which tracks the performance of liquid global stocks engaged in low carbon energy production themes. The Index is currently comprised of 27 companies. To be considered for inclusion in this index, such stocks must have annual reported revenues from low carbon energy related activities of more than 50%. In addition, stocks must meet minimum market capitalization and daily trading volume standards, currently about $1 billion and $5 million respectively. The index is rebalanced on a quarterly basis. The Index can track a maximum of 50 global stocks. Dividends on the constituent stocks are re-invested in the index; the current average dividend yield is approximately 0.9%.

The following 5 industry sectors have been deemed low carbon energy production sectors and are currently represented in the Low Carbon Energy Production category, and therefore, the reference asset: Solar, Wind, Nuclear, Integrated Power, and Biofuels. While not currently represented, going forward the following sectors may be represented in the Low Carbon Energy Production category: Geothermal/Hydro, Gas, Diversified Renewables, and Agrochemicals.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▪  You seek an investment with exposure to the performance of an index that tracks the performance of up to 50 companies engaged in low carbon energy production themes. The index currently tracks 27 companies.
▪  You believe the index level will increase during the term of the notes by an amount sufficient to offset the upfront fee and the cumulative effect of the annual fee described herein.
▪  You are willing to expose 100% of your invested principal in the notes to the full downside performance of the reference asset.
▪  You are willing to hold the notes to maturity or until an early exchange date.
▪  You do not seek current income from this investment.

The notes may not be suitable for you if:

▪  You do not seek an investment with exposure to the performance of an index that tracks the performance of up to 50 companies engaged in low carbon energy production themes.
▪  You believe the index level will decline during the term of the notes or the index level will not increase by an amount sufficient to offset the upfront fee and the cumulative effect of the annual fee.
▪  You are unable or unwilling to hold the notes to maturity or until an early exchange date.
▪  You seek an investment that is principal protected.
▪  You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments that have comparable maturities and are issued by us or issuers with comparable credit ratings.
▪  You seek current income from this investment.
▪  You seek an investment for which there is an active and liquid secondary market.

KEY CONSIDERATIONS

▪	At maturity or upon an early exchange, the notes are exposed to any decline in the price of the reference asset.
▪
To receive your full principal amount at maturity or upon early exchange, the reference asset must have appreciated sufficiently by the applicable valuation date to offset the upfront fee and the cumulative effect of the annual fee.

▪	The return on the notes is linked to the performance of the reference asset and may be positive or negative.
▪	You will not receive any periodic interest payments on the notes.
▪	You may only redeem your notes on an exchange date if we receive notice from you no later than 12:00 p.m. (New York City time) on the 10th business day prior to the applicable exchange date.
▪	There may be little or no secondary market for the notes—the notes will not be listed or displayed on any securities exchange or quotation system.
▪	An investment in the notes will involve risks associated with stocks that derive substantial revenue from climate change related activities.
▪	The reference asset is calculated by HSBC Bank plc, one of our affiliates. We have no responsibility for HSBC Bank plc’s calculation of the reference asset.
▪	The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
▪
It is suggested that prospective investors reach an investment decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances.

▪	These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the Reference Asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, and the prospectus addendum of December 12, 2007. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the other FWP and this FWP for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement or Pricing Supplement if you request it by calling toll free, 1-888-800-4722.

You may also obtain:
•	the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
•	the Prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm
•	the Prospectus Addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm
•	the Free Writing Prospectus at www.sec.gov/Archives/edgar/data/83246/000114420408004186/v100843_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.